

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 22, 2016

Via E-mail
Mr. Bryan K. Davis
Principal Financial Officer
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

   Re: Brookfield Property Partners L.P.
     Form 20-F for the fiscal year ended December 31, 2015
     Filed March 17, 2016
     File No. 001-35505

Dear Mr. Davis:

   We have reviewed your December 19, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to our comment in our December 5, 2016 letter.

Form 20-F for the year ended December 31, 2015

Financial statements analysis, page 60

1. We note your response to our prior comment 1 and your proposed disclosure for your sensitivity analysis. It is unclear why the 5-15 basis point change that you propose disclosing is relevant to your asset classes because it does not appear to be based on reasonably likely changes for each asset class. Please confirm that you will further revise your sensitivity analysis to reflect the impacts that are based on reasonably likely changes for each asset class, such as a 25 basis point change.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities